恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

082-03964

09046511

Our Ref.: HASE/TL/HI/05555

RECEIVED
2009 JUN -2 A 3:20

27th March, 2009

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose a copy of the 2008/2009 Interim Report of the Company for your record.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

dw 7/9

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Stock Code 股份代號：97

Interim Report 中期報告 08/09

Highlights of 2008/2009 Interim Results

	For the six months ended 31 December 2008 unaudited HK$ million	2007 unaudited HK$ million	Change
Turnover	**156**	129	+21%
Profit attributable to Shareholders			
– Continuing operations *(2007 – restated)*	**61**	67	–9%
– Discontinued operations	–	35,265	
	61	35,332	–100%
	HK$	HK$	
Earnings per share – basic and diluted			
– Continuing operations	**0.02**	0.02	–
– Discontinued operations	–	11.57	
	0.02	11.59	–100%
Interim dividend per share	**0.02**	0.02	–
	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million	
Net asset value *(30 June 2008 – restated) Note*	**1,591**	1,594	–
	HK$	HK$	
Net asset value per share *(30 June 2008 – restated) Note*	**0.52**	0.52	–

Note: *The net asset values referred to above were all attributable to equity shareholders of the Company.*

Interim Results and Dividend

The Board of Directors announces that, for the six months ended 31 December 2008, the unaudited Group profit attributable to equity Shareholders amounted to HK$61 million compared to HK$35,332 million for the same period a year ago. Earnings per share were HK$0.02 (2007: HK$11.59).

The decrease in profit was mainly due to the recognition of a one-off gain of HK$35,265 million from discontinued operations during the corresponding period in 2007. Thus, the Group profit attributable to equity Shareholders from continuing operations for the six months ended 31 December 2008 amounting to HK$61 million showed a decrease of HK$6 million or 9% as compared with that of HK$67 million (after excluding the one-off gain from discontinued operations) for the corresponding period in 2007, reflecting a decline in bank interest income earned by the Group.

The Board has resolved to pay an interim dividend of HK$0.02 per share (2007: HK$0.02 per share) to Shareholders whose names appear on the Register of Members of the Company on 22 April 2009.

Closing of Register of Members

The Register of Members of the Company will be closed from Monday, 20 April 2009 to Wednesday, 22 April 2009, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 17 April 2009. Warrants for the interim dividend will be sent to Shareholders on Thursday, 23 April 2009.

Management Discussion and Analysis

Business Review

After divesting its entire interest in The Hong Kong and China Gas Company Limited to Henderson Land Development Company Limited in December 2007, the Group has a more focused business operation and is primarily engaged in infrastructure business in mainland China. At 31 December 2008, it owned a 60% interest in Hangzhou Qianjiang Third Bridge and a 49% interest in Maanshan City Ring Road.

The Group's operation continued to experience steady growth during the period under review. Driven mainly by the increase in traffic volume of the toll bridge during the period and appreciation in the value of Renminbi against Hong Kong Dollars, the Group posted a turnover of HK$156 million for the six months ended 31 December 2008, an increase of 21% compared to the same period in 2007, as shown in the table below:

	Toll Revenue For the six months ended 31 December		
	2008	2007	
	HK$ million	HK$ million	Change
Hangzhou Qianjiang Third Bridge	**126**	101	+25%
Maanshan City Ring Road	**30**	28	+7%
Total	**156**	129	+21%

Located on National Highway No.104 in Zhejiang Province, Hangzhou Qianjiang Third Bridge spans approximately 5.8 km over the Qiantangjiang River in Hangzhou and connects the urban parts of Southern Hangzhou and Xiaoshan and Binjiang. The toll bridge is a major trunk route linking Beijing and Fujian Province. It is also an important nodal point for access to major roads leading to the Hangzhou Airport.

Maanshan City Ring Road is a class I highway that stretches approximately 40.5 km around Maanshan, a leading industrial city in Anhui Province. The toll road is the major artery in the National Highway No. 205 network with connections to Nanjing-Maanshan Expressway in the North and the Wuhu-Maanshan Expressway in the South.

Post Balance Sheet Events

As announced on 12 March 2009, a 70%-owned subsidiary of the Company had entered into an agreement with the joint venture partner of Maanshan Huan Tong Highway Development Limited (the "Maanshan Highway JV", being the joint venture engaged in the operation of Maanshan City Ring Road) to sell the entire 70% equity interest in the Maanshan Highway JV held by that subsidiary to the Maanshan Highway JV partner for a consideration of RMB122 million. It is estimated that, based on the carrying value of the Group's interest in the Maanshan Highway JV at 30 June 2008, the Group would recognize a gain on disposal in the amount of approximately HK$42.1 million (which figure is subject to finalization upon completion of the transaction), based on the consideration of RMB122 million to be received and such carrying value after taking into account the distributions from profits after taxation for 2007 and 2008 of the Maanshan Highway JV.

On the other hand, as stated in the announcement dated 9 January 2009, the Company was informed that the joint venture partner of Hangzhou Henderson Qianjiang Third Bridge Company, Limited (the "Third Bridge JV", being the joint venture engaged in the operation of Hangzhou Qianjiang Third Bridge) had decided to discontinue the negotiations for the acquisition of the Company's entire 60% equity interest in the Third Bridge JV.

Prospects

The Group considers that its investment in Hangzhou Qianjiang Third Bridge would continue to provide a satisfactory return given its prime location in Hangzhou.

In view of the global economic downturn, the Central Government has released a RMB 4 trillion stimulus package to bolster the country's economy. Additionally, local governments have also mapped out related supporting measures. All these are expected to benefit the infrastructure sector. With a strong financial position, the Group will look for appropriate and quality projects in order to expand its portfolio and maximize Shareholders' value.

Condensed Interim Financial Statements

Consolidated Profit and Loss Account – unaudited

	Note	For the six months ended 31 December 2008 HK$ million	2007 (restated) HK$ million
Continuing operations:			
Turnover	6	**156**	129
Direct costs		**(35)**	(33)
		121	96
Other income/other gains		**13**	48
Administrative expenses		**(11)**	(36)
Profit for the period of disposal group	17	–	5
Net gain on disposal of disposal group	17	–	21
Profit from operations		**123**	134
Finance costs	7(a)	**(2)**	(4)
Profit before taxation	7	**121**	130
Income tax	8	**(19)**	(15)
Profit for the period from continuing operations		**102**	115
Discontinued operations:			
Profit for the period from discontinued operations	4	–	35,265
Profit for the period		**102**	35,380
Attributable to:			
Equity shareholders of the Company			
– Continuing operations		**61**	67
– Discontinued operations	4	–	35,265
		61	35,332
Minority interests			
– Continuing operations		**41**	48
– Discontinued operations		–	–
		41	48
Profit for the period		**102**	35,380

Condensed Interim Financial Statements

Consolidated Profit and Loss Account – unaudited (cont'd)

	Note	For the six months ended 31 December 2008 HK$ million	2007 (restated) HK$ million
Dividend payable to equity shareholders of the Company attributable to the period	9(a)		
Distribution approved and paid during the period		–	46,575
Interim dividend declared after the interim period end		**61**	61
		61	46,636
		HK$	HK$
Earnings per share – basic and diluted	10		
From continuing operations		**0.02**	0.02
From discontinued operations		–	11.57
		0.02	11.59

The notes on pages 10 to 25 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Note	At 31 December 2008 (unaudited) HK$ million	At 30 June 2008 (restated) HK$ million
Non-current assets			
Property, plant and equipment	11	**3**	4
Intangible operating rights	12	**728**	749
Other non-current assets		**88**	99
		819	852
Current assets			
Trade and other receivables	13	**529**	580
Amounts due from affiliates		**3**	82
Cash and cash equivalents	14	**1,005**	836
		1,537	1,498
Current liabilities			
Secured bank loans		**18**	11
Trade and other payables	15	**77**	72
Amounts due to affiliates	16	**104**	142
Current taxation		**91**	74
		290	299
Net current assets		**1,247**	1,199
Total assets less current liabilities		**2,066**	2,051

Condensed Interim Financial Statements

Consolidated Balance Sheet (cont'd)

	Note	At 31 December 2008 (unaudited) HK$ million	At 30 June 2008 (restated) HK$ million
Non-current liabilities			
Secured bank loans		**23**	29
Deferred tax liabilities		**11**	14
		34	43
NET ASSETS		**2,032**	2,008
Capital and reserves	18		
Share capital		**609**	609
Reserves		**982**	985
Total equity attributable to equity shareholders of the Company		**1,591**	1,594
Minority interests		**441**	414
TOTAL EQUITY		**2,032**	2,008

The notes on pages 10 to 25 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Statement of Changes in Equity – unaudited

	Note	For the six months ended 31 December 2008 HK$ million	2007 (restated) HK$ million
Total equity at 1 July	18		
As previously reported		**2,044**	17,527
Adoption of HK(IFRIC) – Int 12	2	**(36)**	(38)
As restated		**2,008**	17,489
Net (expense)/income for the period recognised directly in equity			
Exchange difference on translation of accounts of subsidiaries outside Hong Kong		**(4)**	49
Transfers from equity			
Realisation of exchange reserve on disposal of subsidiaries		**–**	(14)
Profit for the period		**102**	35,380
Total recognised income and expenses for the period		**98**	35,415
Attributable to:			
– Equity shareholders of the Company		**58**	35,354
– Minority interests		**40**	61
		98	35,415
Distribution approved and paid during the period		**–**	(46,575)
Final dividend paid		**(61)**	(457)
Dividends paid to minority shareholders		**(13)**	(3)
Minority interests in relation to increase in shareholding in a subsidiary		**–**	(148)
Minority interests in relation to disposal of subsidiaries		**–**	(108)
Total equity at 31 December	18	**2,032**	5,613

The notes on pages 10 to 25 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement – unaudited

	Note	For the six months ended 31 December 2008 HK$ million	2007 HK$ million
Net cash generated from operating activities			
Decrease in toll income receivable from the Third Bridge JV (see note 13)		**186**	–
Other operating cash flows		**11**	7
		197	7
Net cash generated from investing activities			
Cash consideration received in relation to the disposal of two subsidiaries		–	6,828
Payments for the acquisition of additional interest in associates		–	(601)
Payment for the acquisition of additional interest in a subsidiary		–	(145)
Dividend received		**1**	1
Decrease/(increase) in amounts due from affiliates		**79**	(8)
Other investing cash flows		**4**	64
		84	6,139
Net cash used in financing activities			
Distribution and dividends paid to shareholders		**(61)**	(3,602)
Repayment to a fellow subsidiary		**(7)**	(1,599)
Repayments to minority shareholders		**(31)**	(12)
Dividends paid to minority shareholders		**(13)**	(3)
Other financing cash flows		–	(29)
		(112)	(5,245)
Net increase in cash and cash equivalents		**169**	901
Cash and cash equivalents at 1 July	14	**836**	3,686
Effect of foreign exchange rate changes		–	3
Cash and cash equivalents at 31 December	14	**1,005**	4,590

The notes on pages 10 to 25 form part of these condensed interim financial statements.

Notes to the Unaudited Condensed Interim Financial Statements

1 Basis of preparation

These condensed interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They were authorised for issuance on 19 March 2009.

The condensed interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2008 annual financial statements, except for the adoption of HK(IFRIC) – Int 12 "Service concession arrangements" that are expected to be reflected in the 2009 financial statements. Further details are set out in note 2.

The preparation of condensed interim financial statements in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis.

The condensed interim financial statements contain condensed consolidated accounts and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Company and its subsidiaries (together referred to as the "Group") since 30 June 2008, being the last accounts reporting date to which the 2008 annual financial statements were prepared. The condensed interim financial statements and notes thereon do not include all of the information required for the preparation of full set of financial statements in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") issued by the HKICPA.

The condensed interim financial statements are unaudited but have been reviewed by PricewaterhouseCoopers ("PwC") in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. PwC's review report to the Board of directors of the Company (the "Board") is set out on page 36.

2 Significant accounting policies

The HKICPA has issued HK(IFRIC) – Int 12 "Service concession arrangements" that is relevant to the Group and is effective for accounting periods beginning on or after 1 January 2008 which therefore become effective for the current accounting period of the Group.

HK(IFRIC) – Int 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. The adoption of HK(IFRIC) – Int 12 results in a retrospective change in the accounting policy for the Group's toll bridge. The toll bridge is accounted for as an intangible operating right to the extent that the Group receives a right (a license) to charge users of the public service. Amortisation is provided to write off the cost of the intangible operating right, using the straight-line method, over the operating period of the Group's toll bridge of 29 years. Comparative figures have been restated.

Notes to the Unaudited Condensed Interim Financial Statements

2 Significant accounting policies (cont'd)

The adoption of HK(IFRIC) – Int 12 results in the following financial impact:

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Balance sheet		
Increase in intangible operating rights	**548**	563
Decrease in property, plant and equipment	**(583)**	(599)
Decrease in retained profits	**35**	36

	For the six months ended 31 December 2008 HK$ million	2007 HK$ million
Profit and loss account		
Increase in amortisation charge for the period	**21**	17
Decrease in depreciation charge for the period	**(22)**	(18)

The Group is in the process of making an assessment of what the impact of amendments, new standards and new interpretations, which are not yet effective for the forthcoming accounting period and which have not been adopted in these condensed interim financial statements, is expected to be in the period of initial application. The Group is not yet in a position to state whether they would have a significant impact on the Group's results of operations or financial position.

3 Material acquisition and disposal during the period

The Group did not enter into any material acquisition or disposal of assets or business operations during the period.

Notes to the Unaudited Condensed Interim Financial Statements

4 Discontinued operations

The Group's discontinued operations for the six months ended 31 December 2007 comprised the Group's interest in The Hong Kong and China Gas Company Limited ("HKCG"), an associate of the Group, which was disposed of by the Group to Henderson Land Development Company Limited ("HLD").

After the disposal of the above discontinued operations, the Group's principal activity is infrastructure business in mainland China.

The results of the discontinued operations for the six months ended 31 December 2007 were as follows:

	HK$ million
Share of profits less losses of associates	1,484
Net gain on disposal of the Group's two wholly-owned subsidiaries holding the Group's interest in HKCG and related shareholder's loans	33,781
	35,265

5 Segmental information

No segmental information for the six months ended 31 December 2007 and 2008 is presented as the Group's turnover and trading results for the abovementioned periods are generated solely from its infrastructure business in mainland China, the turnover of which amounted to HK$156 million during the period (2007: HK$129 million) and the segment results of which amounted to HK$114 million during the period (2007 (restated): HK$89 million).

6 Turnover

Turnover recognised during the period is analysed as follows:

	For the six months ended 31 December	
	2008	2007
	HK$ million	HK$ million
Continuing operations		
Toll fee income	**156**	129

Notes to the Unaudited Condensed Interim Financial Statements

7 Profit before taxation

Profit before taxation in respect of continuing operations is arrived at after charging/(crediting):

	For the six months ended 31 December	
	2008	2007 (restated)
	HK$ million	HK$ million
(a) Finance costs		
Bank loans and overdrafts	2	1
Other borrowings wholly repayable within five years	–	3
	2	4
(b) Other items		
Amortisation	26	22
Depreciation	1	1
Interest income	(11)	(42)

8 Income tax

	For the six months ended 31 December	
	2008	2007
	HK$ million	HK$ million
Continuing operations		
Current tax – Hong Kong Profits Tax	–	1
Current tax – over-provision in respect of prior years	(3)	–
Current tax – mainland China	25	16
Deferred taxation – origination and reversal of temporary differences	(3)	(2)
	19	15

Notes to the Unaudited Condensed Interim Financial Statements

8 Income tax (cont'd)

No provision for Hong Kong Profits Tax has been made as there is no assessable profit for the period subject to Hong Kong Profits Tax (2007: provision for Hong Kong Profits Tax was made at 17.5% on the estimated assessable profit).

Taxation for subsidiaries outside Hong Kong is calculated at the rates prevailing in the relevant jurisdictions. The Group's certain subsidiaries operating in mainland China are eligible for certain tax concessions for the period.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China, under which the Group's principal income tax rate is gradually accelerated to the higher tax rate of 25% in a period of 5 years starting from 1 January 2008. The applicable principal income tax rate for the six months ended 31 December 2008 was 18%.

In addition, dividend distribution out of profit of foreign-invested enterprises earned after 1 January 2008 is subject to withholding tax at a tax rate of 5% or 10%. The applicable withholding tax rate for the six months ended 31 December 2008 was 5%.

9 Dividends

(a) Dividend payable to equity shareholders of the Company attributable to the period

	For the six months ended 31 December	
	2008	2007
	HK$ million	HK$ million
Distribution approved and paid during the period of HK$Nil (2007: HK$15.2838) per share	–	46,575
Interim dividend declared after the interim period end of HK2 cents (2007: HK2 cents) per share	61	61
	61	46,636

Pursuant to an ordinary resolution passed at the extraordinary general meeting of the Company held on 7 December 2007, immediately following the completion of the disposal of the Group's two wholly-owned subsidiaries holding the Group's interest in HKCG as detailed in note 4 (the "Transaction"), a distribution of HK$15.2838 per issued share of the Company, or HK$46,575 million in aggregate, was paid which comprised, for each issued share of the Company, (i) a distribution in specie of the entitlement to 0.209 share of HLD together with all rights under the share entitlement note; and (ii) a cash distribution of HK$1.03 per share (amounting to HK$3,139 million). Such aggregate distribution was paid on 17 December 2007 out of the proceeds from the Transaction. Furthermore, following the reduction of the share premium on 17 January 2008, a further distribution of HK$1.21 in cash per issued share of the Company, or HK$3,687 million in total, was paid on 25 January 2008 out of the proceeds from the Transaction.

The interim dividend declared after the interim period end has not been recognised as a liability at 31 December 2008.

Notes to the Unaudited Condensed Interim Financial Statements

9 Dividends (cont'd)

(b) Dividend attributable to the previous financial year, approved and paid during the interim period

	For the six months ended 31 December	
	2008	2007
	HK$ million	HK$ million
Final dividend in respect of the previous financial year, approved and paid during the period, of HK2 cents (2007: HK15 cents) per share	**61**	457

10 Earnings per share – basic and diluted

(a) From continuing operations

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$61 million (2007 (restated): HK$67 million) and the weighted average number of ordinary shares of 3,047,327,395 (2007: 3,047,327,395) in issue during the period.

(b) From discontinued operations

The calculation of basic and diluted earnings per share for the six months ended 31 December 2007 was based on the profit attributable to equity shareholders of the Company of HK$35,265 million and the weighted average number of ordinary shares of 3,047,327,395 in issue during that period.

Notes to the Unaudited Condensed Interim Financial Statements

11 Property, plant and equipment

	Toll bridge HK$ million	Leasehold improvements, equipment, furniture, fixtures and motor vehicles HK$ million	Total HK$ million
Cost			
At 1 July 2007			
As previously reported	792	47	839
Adoption of HK(IFRIC) – Int 12	(792)	–	(792)
As restated	–	47	47
Exchange adjustment	–	2	2
Additions	–	1	1
Disposals	–	(26)	(26)
Write off	–	(7)	(7)
At 30 June 2008 (restated)	–	17	17
At 1 July 2008			
As previously reported	861	17	878
Adoption of HK(IFRIC) – Int 12	(861)	–	(861)
At 1 July 2008 (restated) and at 31 December 2008	–	17	17

Notes to the Unaudited Condensed Interim Financial Statements

11 Property, plant and equipment (cont'd)

	Toll bridge HK$ million	Leasehold improvements, equipment, furniture, fixtures and motor vehicles HK$ million	Total HK$ million
Accumulated depreciation			
At 1 July 2007			
As previously reported	200	43	243
Adoption of HK(IFRIC) – Int 12	(200)	–	(200)
As restated	–	43	43
Exchange adjustment	–	1	1
Charge for the year	–	1	1
Disposals	–	(25)	(25)
Write off	–	(7)	(7)
At 30 June 2008 (restated)	–	13	13
At 1 July 2008			
As previously reported	262	13	275
Adoption of HK(IFRIC) – Int 12	(262)	–	(262)
As restated	–	13	13
Charge for the period	–	1	1
At 31 December 2008	–	14	14
Net book value			
At 31 December 2008	–	3	3
At 30 June 2008 (restated)	–	4	4

Notes to the Unaudited Condensed Interim Financial Statements

12 Intangible operating rights

	Toll bridge operating right HK$ million	Toll highway operating right HK$ million	Total HK$ million
Cost			
At 1 July 2007			
As previously reported	–	256	256
Adoption of HK(IFRIC) – Int 12	792	–	792
As restated	792	256	1,048
Exchange adjustment	69	27	96
At 30 June 2008 (restated)	861	283	1,144
At 1 July 2008			
As previously reported	–	283	283
Adoption of HK(IFRIC) – Int 12	861	–	861
As restated	861	283	1,144
Exchange adjustment	(2)	(1)	(3)
Additions	7	–	7
At 31 December 2008	866	282	1,148

Notes to the Unaudited Condensed Interim Financial Statements

12 Intangible operating rights (cont'd)

	Toll bridge operating right HK$ million	Toll highway operating right HK$ million	Total HK$ million
Accumulated amortisation			
At 1 July 2007			
As previously reported	–	77	77
Adoption of HK(IFRIC) – Int 12	238	–	238
As restated	238	77	315
Exchange adjustment	22	9	31
Charge for the year	38	11	49
At 30 June 2008 (restated)	298	97	395
At 1 July 2008			
As previously reported	–	97	97
Adoption of HK(IFRIC) – Int 12	298	–	298
As restated	298	97	395
Exchange adjustment	(1)	–	(1)
Charge for the period	21	5	26
At 31 December 2008	318	102	420
Net book value			
At 31 December 2008	548	180	728
At 30 June 2008 (restated)	563	186	749

At 30 June 2008 and 31 December 2008, the toll highway operating right was pledged to secure the Group's bank loans.

Notes to the Unaudited Condensed Interim Financial Statements

13 Trade and other receivables

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Trade debtors	**484**	539
Deposits, prepayments and other receivables	**8**	9
Consideration receivable	**37**	32
	529	580

The ageing analysis of trade debtors of the Group at 31 December 2008 was as follows:

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Current or less than 1 month overdue	**23**	21
1 to 3 months overdue	**45**	45
More than 3 months overdue but less than 6 months overdue	**64**	60
More than 6 months overdue	**352**	413
	484	539

Included in trade debtors of HK$484 million at 31 December 2008 which represented the toll income receivable from the Third Bridge JV (as defined hereinafter) (30 June 2008: HK$539 million) was an accumulated exchange gain of HK$56 million accounted for in equity and arising from the foreign currency translation of the toll income receivable of RMB426 million at 31 December 2008 (30 June 2008: RMB474 million) from Hangzhou Henderson Qianjiang Third Bridge Company, Limited (the "Third Bridge JV"), a 60% owned subsidiary of the Group which is engaged in the operation of a toll bridge in Hangzhou, mainland China. The toll income has been collected on behalf of the Group since January 2004 by 杭州市"四自"工程道路綜合收費管理處 (Hangzhou City "Sizi" Engineering & Highway General Toll Fee Administration Office), a relevant government body in Hangzhou (the "Hangzhou Government Body") in accordance with the terms of the agreement entered into between the Third Bridge JV and the Hangzhou Government Body. During the six months ended 31 December 2008, an amount of RMB164 million (equivalent to HK$186 million) was received by the Third Bridge JV from the Hangzhou Government Body. The Board has assessed the recoverability of the toll income receivable from the Hangzhou Government Body, details of which are disclosed in note 21(a).

In respect of other trade and other receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. Normally, the Group does not obtain collateral from customers.

The Group maintains a defined credit policy and the exposure to credit risk is monitored on an ongoing basis. Regular review and follow-up actions are carried out on the overdue amounts. Adequate impairment losses have been made for the estimated irrecoverable amounts.

Notes to the Unaudited Condensed Interim Financial Statements

14 Cash and cash equivalents

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Deposits with banks	753	771
Cash at banks and in hand	252	65
Cash and cash equivalents in the consolidated balance sheet and condensed consolidated cash flow statement	1,005	836

Included in the cash and cash equivalents at 31 December 2008 was a total sum being the equivalent of HK$249 million (30 June 2008: HK$69 million) which was maintained in mainland China and is subject to foreign exchange control regulations.

15 Trade and other payables

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Trade creditors	30	27
Accrued expenses and other payables	47	45
	77	72

The ageing analysis of trade creditors of the Group at 31 December 2008 was as follows:

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Due within 1 month or on demand	–	–
Due after 1 month but within 3 months	17	13
Due after 3 months but within 6 months	11	12
Due after 6 months	2	2
	30	27

Notes to the Unaudited Condensed Interim Financial Statements

16 Amounts due to affiliates

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Amount due to a fellow subsidiary	**9**	16
Amounts due to minority shareholders	**95**	126
	104	142

Amount due to a fellow subsidiary is unsecured, bears interest by reference to Hong Kong Interbank Offered Rate and is repayable on demand. The amounts due to minority shareholders are unsecured, interest-free and repayable on demand.

17 Disposal group

The Group previously entered into a sale and purchase agreement with Fenghua Transportation Investment Co., Ltd 奉化市交通投資公司, a minority shareholder of Ningbo Subsidiaries (as defined below), to dispose of its entire interests in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively referred to as the "Ningbo Subsidiaries") at a cash consideration of RMB70 million (approximately HK$75 million).

During the six months ended 31 December 2007, the Group recorded a profit of HK$5 million from the Ningbo Subsidiaries. The transaction was completed during the six months ended 31 December 2007 and a net gain on disposal of approximately HK$21 million was recognised.

Notes to the Unaudited Condensed Interim Financial Statements

18 Capital and reserves

The Group

	Attributable to equity shareholders of the Company							
	Share capital	Share premium	Capital reserve	Exchange reserve	Retained profits (restated)	Total (restated)	Minority interests	Total equity (restated)
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
At 1 July 2007								
As previously reported	609	4,216	13	62	12,062	16,962	565	17,527
Adoption of HK(IFRIC) – Int 12	–	–	–	–	(38)	(38)	–	(38)
As restated	609	4,216	13	62	12,024	16,924	565	17,489
Final dividend approved in respect of the previous financial year (note 9(b))	–	–	–	–	(457)	(457)	–	(457)
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	–	–	–	30	–	30	19	49
Realisation of exchange reserve on disposal of subsidiaries	–	–	–	(8)	–	(8)	(6)	(14)
Profit for the period	–	–	–	–	35,332	35,332	48	35,380
Distribution approved and paid in respect of the current period (note 9(a))	–	–	–	–	(46,575)	(46,575)	–	(46,575)
Dividend paid to a minority shareholder	–	–	–	–	–	–	(3)	(3)
Increase in shareholding in a subsidiary	–	–	–	–	–	–	(148)	(148)
Disposal of subsidiaries	–	–	–	–	–	–	(108)	(108)
At 31 December 2007	609	4,216	13	84	324	5,246	367	5,613
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	–	–	–	36	–	36	22	58
Reduction of share premium	–	(4,216)	–	–	4,216	–	–	–
Profit for the period	–	–	–	–	60	60	38	98
Dividends declared in respect of the current period (note 9(a))								
– interim dividend	–	–	–	–	(61)	(61)	–	(61)
– distribution	–	–	–	–	(3,687)	(3,687)	–	(3,687)
Dividends paid to minority shareholders	–	–	–	–	–	–	(13)	(13)
At 30 June 2008	609	–	13	120	852	1,594	414	2,008

Notes to the Unaudited Condensed Interim Financial Statements

18 Capital and reserves (cont'd)

The Group (cont'd)

	Attributable to equity shareholders of the Company							
	Share capital HK$ million	Share premium HK$ million	Capital reserve HK$ million	Exchange reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total equity HK$ million
At 1 July 2008								
As previously reported	609	–	13	120	888	1,630	414	2,044
Adoption of HK(IFRIC) – Int 12	–	–	–	–	(36)	(36)	–	(36)
As restated	609	–	13	120	852	1,594	414	2,008
Final dividend approved in respect of the previous financial year (note 9(b))	–	–	–	–	(61)	(61)	–	(61)
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	–	–	–	(3)	–	(3)	(1)	(4)
Profit for the period	–	–	–	–	61	61	41	102
Dividends paid to minority shareholders	–	–	–	–	–	–	(13)	(13)
At 31 December 2008	609	–	13	117	852	1,591	441	2,032

19 Capital commitments

At 31 December 2008, the Group did not have any capital commitment not provided for in these condensed interim financial statements (30 June 2008: Nil).

20 Material related party transactions

In addition to the transactions disclosed elsewhere in these condensed interim financial statements, the Group entered into the following material related party transactions during the period:

(a) Transaction with a fellow subsidiary

	For the six months ended 31 December	
	2008 HK$ million	2007 HK$ million
Continuing operations		
Interest expense	–	3

Notes to the Unaudited Condensed Interim Financial Statements

20 Material related party transactions (cont'd)

(b) Key management personnel remuneration

Except for certain of the directors and key management personnel who received remunerations from the Company's intermediate holding company for services provided to the Group, no remuneration was paid to the other directors and key management personnel of the Company. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion the amounts between their services to the Company's intermediate holding company and its subsidiaries.

21 Non-adjusting post balance sheet events

(a) On 9 January 2009, the Company announced that the Board was informed that the joint venture partner of the Third Bridge JV had decided to discontinue the negotiations for the sale by the Company to it of the Company's entire 60% equity interest in the Third Bridge JV. Upon cessation of such negotiations, the Company will direct the Third Bridge JV to take action to recover the outstanding toll income as detailed in note 13.

The Company has obtained legal advice in mainland China that, based on the terms of an agreement dated 5 February 2004 entered into between the Third Bridge JV and the Hangzhou Government Body pursuant to which the Hangzhou Government Body collects the toll income on behalf of the Third Bridge JV, the Third Bridge JV has a very strong case against the Hangzhou Government Body in the event legal action is taken. Given that the Hangzhou Government Body is a government entity, the Board believes that the toll income can be fully recovered, and that accordingly currently no impairment loss in relation to such toll income receivable needs to be recognized. As referred to in note 13, during the period of six months ended 31 December 2008, an amount of RMB164 million (equivalent to HK$186 million) was received by the Third Bridge JV from the Hangzhou Government Body and, at 31 December 2008, the toll income receivable amounted to RMB426 million (equivalent to HK$484 million).

Subsequent to the period under review, on 16 February 2009, a further amount of RMB250 million (equivalent to HK$284 million) was received by the Third Bridge JV from the Hangzhou Government Body.

(b) On 12 March 2009, the Company announced that Hong Kong Vigorous Limited ("Vigorous"), a 70%-owned subsidiary of the Company, entered into an agreement dated 12 March 2009 (the "Agreement") with 馬鞍山市過境公路建設開發有限公司 (Maanshan City Cross Border Highway Construction Development Company Limited) ("Maanshan Highway JV Partner"), a state-owned enterprise who has a 30% beneficial interest in Maanshan Huan Tong Highway Development Limited ("Maanshan Highway JV", being the joint venture engaged in the operation of Maanshan City Ring Road), in relation to the sale by Vigorous of its entire 70% interest in Maanshan Highway JV to Maanshan Highway JV Partner for a consideration of RMB122 million (equivalent to HK$138 million).

Based on the terms of the Agreement, the Board has assessed that a net gain on disposal after taxation attributable to equity shareholders is expected to be generated upon completion of the transaction contemplated under the Agreement.

(c) Subsequent to the balance sheet date, the directors declared an interim dividend, further details of which are disclosed in note 9(a).

Financial Review

The following discussions should be read in conjunction with the Company's unaudited condensed interim financial statements for the six months ended 31 December 2008.

Material acquisitions and disposals

The Group had not entered into any material acquisition or disposal of assets or business operations during the six months ended 31 December 2008.

Results of operations

The Group's operations comprise the infrastructure business in mainland China, being the operating right of a toll bridge in Hangzhou and the operating right of a toll highway in Maanshan, Anhui Province. Turnover for the six months ended 31 December 2008 amounted to HK$156 million (2007: HK$129 million), representing an increase of HK$27 million, or 21%, over that for the same period in the previous financial year. This was mainly attributable to (i) the increase in traffic volume of the toll bridge in Hangzhou during the period when compared with the same period in the previous financial year; and (ii) the appreciation in the value of Renminbi against Hong Kong Dollars during the period when compared with the same period in the previous financial year.

Profit attributable to equity Shareholders for the six months ended 31 December 2008 amounted to HK$61 million (2007 (restated): HK$35,332 million), representing a decrease of HK$35,271 million over that for the same period in the previous financial year. Such decrease was attributable to the fact that the profit attributable to equity Shareholders (as restated) of HK$35,332 million for the corresponding six months ended 31 December 2007 included the profit attributable to equity Shareholders from discontinued operations of HK$35,265 million, which figure comprised (i) the Group's share of post-tax profit of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas") of HK$1,484 million for the corresponding six months ended 31 December 2007; and (ii) the gain on disposal of the Group's entire interest in Hong Kong and China Gas (the "Transaction", which was completed on 17 December 2007) of HK$33,781 million.

Excluding the effect of the abovementioned discontinued operations for the corresponding six months ended 31 December 2007, the profit attributable to equity Shareholders for the six months ended 31 December 2007 amounted to HK$67 million. The profit attributable to equity Shareholders of HK$61 million for the six months ended 31 December 2008 represented a decrease of HK$6 million, or 9%, from the same period in the previous financial year. This was mainly attributable to the fact that, despite an increase in profit contribution from the Group's infrastructure business during the period, the Group earned less bank interest income during the period for the reason that the Group maintained a lower average cash balance during the period when compared with the same period in the previous financial year, subsequent to the Group's cash distribution to Shareholders of HK$3,687 million (or HK$1.21 per share) in January 2008 out of the proceeds from the Transaction.

Financial resources, liquidity and loan maturity profile

At 31 December 2008, the aggregate amount of the Group's bank borrowings was HK$41 million (30 June 2008: HK$40 million). The cash and bank balances, the maturity profile of the bank borrowings and the gearing ratio of the Group were as follows:

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Cash and bank balances	**1,005**	836
Less: Bank borrowings repayable		
– Within 1 year	**18**	11
– After 1 year but within 2 years	**11**	18
– After 2 years but within 5 years	**12**	11
Total bank borrowings	**41**	40
Net cash and bank balances	**964**	796
Gearing ratio	**Nil**	Nil

Finance costs for the six months ended 31 December 2008 amounted to HK$2 million (2007: HK$4 million) which was immaterial to the Group's operations.

Based on the Group's net cash and bank balances of HK$964 million at 31 December 2008, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group's financing and treasury activities are centrally managed at the corporate level. The Group's bank borrowings bear floating interest rates and are denominated in Renminbi to finance its infrastructure business in mainland China. During the period, the Group did not enter into any derivative financial instrument for speculative or hedging purposes. The Group monitors closely its interest rate exposure and foreign exchange rate exposure (the latter being its investments in the infrastructure business in mainland China which is denominated in Renminbi and is not hedged) and will consider hedging these exposures should the need arise.

Apart from the foregoing, the Group did not have any material exposure to interest rates or foreign exchange rates at 30 June 2008 and 31 December 2008.

Charge on assets

Assets of the Group were not charged to any third parties at 30 June 2008 and 31 December 2008, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructure projects in mainland China were secured by the Group's toll highway operating right. At 31 December 2008, the outstanding balance of the Group's secured bank loans was HK$41 million (30 June 2008: HK$40 million).

Capital commitments

At 30 June 2008 and 31 December 2008, the Group did not have any capital commitment.

Contingent liabilities

At 30 June 2008 and 31 December 2008, the Group did not have any contingent liability.

Employees and remuneration policy

At 31 December 2008, the Group had approximately 200 (30 June 2008: 215) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and education subsidies.

Total staff costs for the six months ended 31 December 2008 amounted to HK$6 million (2007: HK$7 million).

Other Information

Review of Interim Results

The unaudited interim results for the six months ended 31 December 2008 have been reviewed by the auditors of the Company, PricewaterhouseCoopers in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants, the report of which is included on page 36.

Purchase, Sale or Redemption of the Company's Listed Securities

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee met in March 2009 and reviewed the systems of internal control and compliance and the interim report for the six months ended 31 December 2008.

Code on Corporate Governance Practices

During the six months ended 31 December 2008, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company have not been segregated as required by code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

Change of Financial Year End Date

The Company has resolved to change its financial year end date from 30 June to 31 December to the effect that the Company's current financial period will cover a period of eighteen months from 1 July 2008 to 31 December 2009. In that case, subject to the grant of a direction from the Registrar of Companies, no audited financial statements of the Company for a shorter period will be prepared in the calendar year 2009, to satisfy the requirements of the relevant sections of the Companies Ordinance of Hong Kong. As a result of the change in financial year end date, the Company will:

- announce and publish its second unaudited interim results for the twelve months ending 30 June 2009 and distribute the relevant second interim report on or before 30 September 2009;
- announce and publish its audited final results for the eighteen months ending 31 December 2009 and distribute the relevant annual report on or before 30 April 2010; and
- hold its annual general meeting for 2010 not later than 30 June 2010 to approve its audited financial statements for the period from 1 July 2008 to 31 December 2009.

The reasons for the change of financial year end date are as stated below.

As a 67.94%-owned subsidiary of Henderson Land Development Company Limited ("HLD"), the Company's financial results are consolidated in HLD's consolidated accounts. In light of the change of financial year end date from 30 June to 31 December by HLD, the Company has to align its financial year end date to that adopted by HLD so as to facilitate the preparation of HLD's consolidated accounts.

In addition, the Company, through its subsidiaries set up in mainland China, is engaged in infrastructure business in mainland China and such subsidiaries are statutorily required to fix their financial year end at 31 December in mainland China. The change of financial year end date will enable the Company to have a coterminous financial year end date with such subsidiaries.

The Company does not foresee any material adverse impact on the Company or its subsidiaries as a result of the change of financial year end date nor is there any other matter of significance that needs to be brought to the attention of shareholders in that regard.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 19 March 2009

As at the date of this report, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Disclosure of Interests

Directors' Interests in Shares

As at 31 December 2008, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Investment Limited	Lee Shau Kee	1	34,779,936		2,076,089,007		2,110,868,943	69.27
	Lee Ka Kit	1				2,076,089,007	2,076,089,007	68.13
	Lee Ka Shing	1				2,076,089,007	2,076,089,007	68.13
	Li Ning	1		2,076,089,007			2,076,089,007	68.13
	Lee Tat Man	2	6,666				6,666	0.00
	Lee King Yue	3	1,001,739				1,001,739	0.03
Henderson Land Development Company Limited	Lee Shau Kee	4	7,269,006		1,139,381,866		1,146,650,872	53.41
	Lee Ka Kit	4				1,139,381,866	1,139,381,866	53.07
	Lee Ka Shing	4				1,139,381,866	1,139,381,866	53.07
	Li Ning	4		1,139,381,866			1,139,381,866	53.07
	Lee Tat Man	5	111,393				111,393	0.01
	Lee King Yue	6	252,263		19,800		272,063	0.01
	Woo Ka Biu, Jackson	7		2,000			2,000	0.00

Ordinary Shares (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	8			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	9			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	10	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	8				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	9				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	10				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	8				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	9				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	10				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	8		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	9		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	10		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Drinkwater Investment Limited	Leung Hay Man	11			5,000		5,000	4.49
	Woo Po Shing	12			3,250		3,250	2.92
Henfield Properties Limited	Lee Ka Kit	13			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	14			100		100	100.00
	Lee Ka Kit	14				100	100	100.00
	Lee Ka Shing	14				100	100	100.00
	Li Ning	14		100			100	100.00
Pettystar Investment Limited	Lee Shau Kee	15			3,240		3,240	80.00
	Lee Ka Kit	15				3,240	3,240	80.00
	Lee Ka Shing	15				3,240	3,240	80.00
	Li Ning	15		3,240			3,240	80.00

Save as disclosed above, none of the Directors or the Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or its associated corporations as defined in the SFO.

Arrangements to Purchase Shares or Debentures

At no time during the six months ended 31 December 2008 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 31 December 2008, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Long Positions		
Rimmer (Cayman) Limited (Note 1)	2,076,089,007	68.13
Riddick (Cayman) Limited (Note 1)	2,076,089,007	68.13
Hopkins (Cayman) Limited (Note 1)	2,076,089,007	68.13
Henderson Development Limited (Note 1)	2,070,473,859	67.94
Henderson Land Development Company Limited (Note 1)	2,070,473,859	67.94
Kingslee S.A. (Note 1)	2,070,473,859	67.94
Banshing Investment Limited (Note 1)	802,854,200	26.35
Markshing Investment Limited (Note 1)	602,398,418	19.77
Covite Investment Limited (Note 1)	363,328,900	11.92
Persons other than Substantial Shareholders:		
Long Positions		
Gainwise Investment Limited (Note 1)	217,250,000	7.13
UBS AG (Note 16)	156,917,066	5.15
Short Positions		
UBS AG (Note 17)	146,442,156	4.81

Notes:

1. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by Henderson Land Development Company Limited ("HL") which in turn was 53.01% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2. Mr. Lee Tat Man was the beneficial owner of these shares.

3. Mr. Lee King Yue was the beneficial owner of these shares.

4. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,269,006 shares and for the remaining 1,139,381,866 shares, (i) 570,743,800 shares were owned by HD; (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 237,315,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 39.06% held by HL which in turn was 53.01% held by HD; and (v) 1,366,066 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HD and Fu Sang as set out in Note 1, China Gas and HL by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

5. Mr. Lee Tat Man was the beneficial owner of these shares.

6. Of these shares, Mr. Lee King Yue was the beneficial owner of 252,263 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

7. These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

8. These shares were held by Hopkins as trustee of the Unit Trust.

9. These shares were held by Hopkins as trustee of the Unit Trust.

10. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

11. These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

12. These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

13. Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited, an indirect wholly-owned subsidiary of HL.

14. Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares of each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all their interests and, liable for all liabilities in Heyield Estate Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

15. Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares of each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all their interests and, liable for all liabilities in Allied Best Investment Limited.

16. Of these shares, UBS AG had beneficial, security and corporate interests in 154,717,066 shares, 2,000,000 shares and 200,000 shares respectively, and interests in 146,442,156 shares were derived from physically settled derivatives.

17. UBS AG had beneficial interests in these shares which were derived from physically settled derivatives.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS
TO THE BOARD OF DIRECTORS OF HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial statements set out on pages 4 to 25, which comprise the condensed consolidated balance sheet of Henderson Investment Limited (the "Company") as at 31 December 2008 and the related condensed consolidated profit and loss account, consolidated statements of changes in equity and cash flow for the six months then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial statements to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on these interim financial statements based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 19 March 2009

二零零八／二零零九年度中期業績摘要

	截至十二月三十一日止六個月		
	二零零八年 未經審核 港幣百萬元	二零零七年 未經審核 港幣百萬元	變動
營業額	**156**	129	+21%
本公司股東應佔盈利			
－持續營運業務（*二零零七年－重列*）	**61**	67	-9%
－已終止營運業務	–	35,265	
	61	35,332	-100%
	港幣	港幣	
每股盈利 － 基本及攤薄			
－持續營運業務	**0.02**	0.02	–
－已終止營運業務	–	11.57	
	0.02	11.59	-100%
每股中期股息	**0.02**	0.02	–
	於二零零八年 十二月三十一日 港幣百萬元	於二零零八年 六月三十日 港幣百萬元	
資產淨值（*二零零八年六月三十日－重列*）*見註*	**1,591**	1,594	–
	港幣	港幣	
每股資產淨值（*二零零八年六月三十日－重列*）*見註*	**0.52**	0.52	–

註：　以上所述之資產淨值均為本公司股東應佔數額

中期業績及股息

董事局宣佈截至二零零八年十二月三十一日止六個月，本集團未經審核之股東應佔盈利為港幣六千一百萬元，而上年度同期則為港幣三百五十三億三千二百萬元。每股盈利為港幣0.02元(2007：港幣11.59元)。

盈利下跌主因是於二零零七年同期內本集團獲得來自已終止營運業務所帶來之港幣三百五十二億六千五百萬元之一次性收益。因此，本集團截至二零零八年十二月三十一日止六個月來自持續營運業務之股東應佔盈利為港幣六千一百萬元，較二零零七年同期(撇除該項來自已終止營運業務之一次性收益後)之港幣六千七百萬元，減少港幣六百萬元或9%，此乃本集團之銀行利息收入下降所致。

董事局宣佈派發中期股息每股港幣二仙(2007：每股港幣二仙)予於二零零九年四月二十二日登記在公司股東名冊內之股東。

截止過戶日期

本公司將於二零零九年四月二十日(星期一)至二零零九年四月二十二日(星期三)止(首尾兩天包括在內)，暫停辦理股份登記及過戶手續。為確保享有中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零九年四月十七日(星期五)下午四時正前，送抵香港灣仔皇后大道東28號金鐘匯中心26樓本公司之股份登記及過戶處卓佳標準有限公司辦理過戶手續。股息單將於二零零九年四月二十三日(星期四)寄送各股東。

管理層討論及分析

業務回顧

自本集團於二零零七年十二月向恒基兆業地產有限公司出售其持有之香港中華煤氣有限公司之全部權益後，本集團集中經營國內基建業務，令業務比以往更為專注。於二零零八年十二月三十一日，本集團持有杭州錢江三橋60%權益及馬鞍山環通公路49%權益。

本集團之業務於回顧期內繼續錄得穩定增長。主要在杭州收費大橋之交通流量增加，以及人民幣兑港幣之匯價升值帶動下，本集團截至二零零八年十二月三十一日止六個月營業額為港幣一億五千六百萬元，較二零零七年同期上升21%，如下表顯示：

	通行費收入 截至十二月三十一日止六個月 二零零八年 港幣百萬元	二零零七年 港幣百萬元	變動
杭州錢江三橋	**126**	101	+25%
馬鞍山環通公路	**30**	28	+7%
合計	**156**	129	+21%

杭州錢江三橋位處104國道，延綿約5.8公里，橫跨浙江省杭州錢塘江，連接杭州南部市區、蕭山及濱江。該收費大橋為貫通北京市及福建省之主要幹線，亦是通往杭州機場各主要道路之樞紐。

馬鞍山環通公路屬於一級公路，長約40.5公里，環繞安徽省之重點工業城市馬鞍山市。該收費公路為205國道之一部份，北連南京至馬鞍山高速公路，南接蕪湖至馬鞍山高速公路。

結算日後之事項

誠如本公司於二零零九年三月十二日所公佈，一間本公司佔70%權益之附屬公司經已與馬鞍山環通公路發展有限公司(「馬鞍山公路合營」，此乃營運馬鞍山環通公路之合營企業)之合營夥伴簽訂一份協議，以人民幣一億二千二百萬元之代價，將該附屬公司持有之馬鞍山公路合營之全部70%權益出售予該合營夥伴。按照本集團持有馬鞍山公路合營之權益於二零零八年六月三十日之賬面值，估計本集團於出售時可確認約港幣四千二百一十萬元之盈利(此數值須待該項交易完成後方可作實)。此乃根據將收取之代價人民幣一億二千二百萬元，以及該賬面值(經計及馬鞍山公路合營於二零零七年度及二零零八年度之除稅後溢利分派)計算。

此外，誠如本公司於二零零九年一月九日之公告所述，本公司接獲通知，杭州恒基錢江三橋有限公司(「三橋合營」，此乃營運杭州錢江三橋之合營企業)之合營夥伴已決定終止就收購本公司持有之三橋合營全部60%權益之商討。

展望

本集團相信，由於杭州錢江三橋位處杭州之優越位置，集團於該項目之投資將繼續取得令人滿意之收益。

鑑於環球經濟出現衰退，中央政府已公佈一項總值人民幣四萬億元之振興經濟方案，與此同時，各地方政府亦相繼推出相關支援措施，預期基建行業將因此而受惠。憑藉穩健之財務狀況，本集團將會物色合適且優質之項目，以擴大本身之業務組合及替股東增值。

簡明中期財務報表

綜合損益計算表－未經審核

	附註	截至十二月三十一日止六個月 二零零八年 港幣百萬元	二零零七年 （重列） 港幣百萬元
持續營運業務：			
營業額	六	**156**	129
直接成本		**(35)**	(33)
		121	96
其他收入／其他收益		**13**	48
行政費用		**(11)**	(36)
出售集團之本期盈利	十七	**–**	5
出售集團之出售盈利淨額	十七	**–**	21
經營盈利		**123**	134
融資成本	七(a)	**(2)**	(4)
除稅前盈利	七	**121**	130
所得稅	八	**(19)**	(15)
持續營運業務之本期盈利		**102**	115
已終止營運業務：			
已終止營運業務之本期盈利	四	**–**	35,265
本期盈利		**102**	35,380
盈利分配：			
本公司股東			
－持續營運業務		**61**	67
－已終止營運業務	四	**–**	35,265
		61	35,332
少數股東			
－持續營運業務		**41**	48
－已終止營運業務		**–**	–
		41	48
本期盈利		**102**	35,380

簡明中期財務報表

綜合損益計算表－未經審核(續)

	附註	截至十二月三十一日止六個月 二零零八年 港幣百萬元	二零零七年 (重列) 港幣百萬元
屬於本期應付予本公司股東之股息	九(a)		
本期核准及支付發放款		–	46,575
於中期結算後宣派之中期股息		**61**	61
		61	46,636
		港幣	港幣
每股盈利－基本及攤薄	十		
由持續營運業務		**0.02**	0.02
由已終止營運業務		–	11.57
		0.02	11.59

第十頁至第二十五頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合資產負債表

	附註	於二零零八年十二月三十一日（未經審核）港幣百萬元	於二零零八年六月三十日（重列）港幣百萬元
非流動資產			
物業、廠房及設備	十一	3	4
無形經營權	十二	728	749
其他非流動資產		88	99
		819	852
流動資產			
應收賬款及其他應收款	十三	529	580
應收關連公司款		3	82
現金及現金等價物	十四	1,005	836
		1,537	1,498
流動負債			
已抵押銀行借款		18	11
應付賬款及其他應付款	十五	77	72
應付關連公司款	十六	104	142
本期稅項		91	74
		290	299
流動資產淨值		1,247	1,199
總資產減流動負債		2,066	2,051

簡明中期財務報表

綜合資產負債表（續）

	附註	於二零零八年十二月三十一日（未經審核）港幣百萬元	於二零零八年六月三十日（重列）港幣百萬元
非流動負債			
已抵押銀行借款		**23**	29
遞延税項負債		**11**	14
		34	43
資產淨值		**2,032**	2,008
資本及儲備	十八		
股本		**609**	609
儲備		**982**	985
本公司股東應佔權益總額		**1,591**	1,594
少數股東權益		**441**	414
權益總額		**2,032**	2,008

第十頁至第二十五頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合權益變動表 — 未經審核

		截至十二月三十一日止六個月	
		二零零八年	二零零七年 (重列)
	附註	港幣百萬元	港幣百萬元
於七月一日之權益總額	十八		
前期呈報		**2,044**	17,527
採納香港(國際財務報告詮釋委員會) — 詮釋第12號	二	**(36)**	(38)
重列		**2,008**	17,489
本期直接於權益內確認之淨(支出)/收益			
換算香港以外附屬公司財務報表之匯兑差額		**(4)**	49
由權益轉撥			
匯兑儲備於出售附屬公司時變現		**–**	(14)
本期盈利		**102**	35,380
本期已確認之收益及支出總額		**98**	35,415
分配予：			
— 本公司股東		**58**	35,354
— 少數股東		**40**	61
		98	35,415
本期核准及支付發放款		**–**	(46,575)
已付末期股息		**(61)**	(457)
已付少數股東股息		**(13)**	(3)
增加附屬公司權益之有關少數股東權益		**–**	(148)
出售附屬公司之有關少數股東權益		**–**	(108)
於十二月三十一日之權益總額	十八	**2,032**	5,613

第十頁至第二十五頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

簡明綜合現金流量表 — 未經審核

	附註	截至十二月三十一日止六個月 二零零八年 港幣百萬元	二零零七年 港幣百萬元
營運活動所得的現金淨值			
減少三橋合營之應收通行費收入（參閱附註十三）		**186**	–
其他營運現金流量		**11**	7
		197	7
投資活動所得的現金淨值			
有關出售兩間附屬公司之現金代價收入		–	6,828
支付收購聯營公司進一步權益之款項		–	(601)
支付收購一間附屬公司進一步權益之款項		–	(145)
股息收入		**1**	1
減少／（增加）應收關連公司款		**79**	(8)
其他投資現金流量		**4**	64
		84	6,139
融資活動所用的現金淨值			
支付發放款及股息予股東		**(61)**	(3,602)
償還同母系附屬公司款		**(7)**	(1,599)
償還少數股東款		**(31)**	(12)
支付股息予少數股東		**(13)**	(3)
其他融資現金流量		–	(29)
		(112)	(5,245)
現金及現金等價物之淨額增加		**169**	901
於七月一日之現金及現金等價物	十四	**836**	3,686
外幣兌換率改變之影響		–	3
於十二月三十一日之現金及現金等價物	十四	**1,005**	4,590

第十頁至第二十五頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表(未經審核)附註

一 編製基準

本簡明中期財務報表乃根據適用的《香港聯合交易所有限公司證券上市規則》披露規定，包括遵照香港會計師公會頒佈之《香港會計準則》第34號「中期財務報告」而編製。本簡明中期財務報表於二零零九年三月十九日獲授權刊發。

本簡明中期財務報表乃根據與二零零八年年度財務報表內所採納之相同會計政策而編製，惟預期採納《香港(國際財務報告詮釋委員會)》詮釋第12號 —「服務特許權的安排」而須要在二零零九年之財務報表內反映除外，有關詳情載於附註二。

按照《香港會計準則》第34號編製之簡明中期財務報表需要管理層作出判斷、估計及假設。該等判斷、估計及假設均影響政策之應用，以及按本年截至報告日期為止呈報之資產及負債、收入及支出之金額。

本簡明中期財務報表包括簡明綜合賬目及經篩選的解釋附註。此等附註載有多項事件與交易之說明，此等說明對了解本公司及附屬公司(統稱「本集團」)自二零零八年六月三十日(即編製二零零八年年度財務報表之最近期會計報告日期)以來之財務狀況之變動與表現均非常重要。此簡明中期財務報表及附註並不包含按照香港會計師公會頒佈之《香港財務報告準則》(「香港財務報告準則」)編製全份財務報表所需之全部資料。

此簡明中期財務報表乃未經審核，惟已由羅兵咸永道會計師事務所根據香港會計師公會頒佈之《香港審閱準則》第2410號「由實體的獨立核數師執行中期財務資料審閱」作出審閱。羅兵咸永道會計師事務所致本公司董事會(「董事會」)之審閱報告已刊載於第三十六頁。

二 主要會計政策

香港會計師公會頒佈了適用於本集團及於二零零八年一月一日或其後開始的會計期間生效之《香港(國際財務報告詮釋委員會)》詮釋第12號 —「服務特許權的安排」，因此該詮釋在本集團之本會計期間生效。

《香港(國際財務報告詮釋委員會)》— 詮釋第12號適用於由私人營運商參與公營服務基建的發展、融資、營運和維修基礎建設的合約性安排。採納《香港(國際財務報告詮釋委員會)》— 詮釋第12號導致應用於本集團收費橋樑的會計政策有追溯變更。本集團已取得經營收費權(特許權)的收費橋樑以一項無形經營權列賬。無形經營權之成本根據本集團收費橋樑經營年期29年內以直線法攤除其成本。比較數字已經重列。

簡明中期財務報表（未經審核）附註

二 主要會計政策（續）

採納《香港（國際財務報告詮釋委員會）》— 詮釋第12號導致以下財務影響：

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
資產負債表		
無形經營權增加	**548**	563
物業、廠房及設備減少	**(583)**	(599)
保留盈利減少	**35**	36

	截至十二月三十一日止六個月 二零零八年 港幣百萬元	二零零七年 港幣百萬元
損益計算表		
本期攤銷費用增加	**21**	17
本期折舊費用減少	**(22)**	(18)

本集團現正評估尚未在即將屆滿之會計期間前生效及不在本簡明中期財務報表中採納之修訂、新訂準則及新訂詮釋在首次應用期間的預期影響，惟本集團尚未能確定其會否對本集團之經營業績或財務狀況構成重大影響。

三 本期內重大收購及出售

於本期內，本集團沒有訂立任何重大收購或出售資產或經營業務。

簡明中期財務報表（未經審核）附註

四　已終止營運業務

截至二零零七年十二月三十一日止六個月內，本集團之已終止營運業務包括本集團出售予恒基兆業地產有限公司（「恒基地產」）之本集團於聯營公司香港中華煤氣有限公司（「香港中華煤氣」）之權益。

出售上述之已終止營運業務後，本集團之主要業務為中國內地之基建項目。

截至二零零七年十二月三十一日止六個月，已終止營運業務之業績如下：

	港幣百萬元
應佔聯營公司盈利減虧損	1,484
出售持有本集團於香港中華煤氣權益之兩間全資附屬公司及有關股東貸款之盈利淨額	33,781
	35,265

五　分部資料

由於截至二零零七年及二零零八年十二月三十一日止六個月，本集團之營業額及經營業績全部來自中國內地之基建項目業務，因此並無呈列於上述期間之分部資料。本期基建項目業務之營業額為港幣156,000,000元（二零零七年：港幣129,000,000元），而分部業績為港幣114,000,000元（二零零七年（重列）：港幣89,000,000元）。

六　營業額

本期確認之營業額分析如下：

	截至十二月三十一日止六個月	
	二零零八年	二零零七年
	港幣百萬元	港幣百萬元
持續營運業務		
通行費收入	**156**	129

簡明中期財務報表(未經審核)附註

七 除税前盈利

根據持續營運業務之除税前盈利，已扣除／(計入)下列各項：

	截至十二月三十一日止六個月	
	二零零八年	二零零七年
		(重列)
	港幣百萬元	港幣百萬元
(a) 融資成本		
銀行借款及透支	**2**	1
須於五年內全數償還的其他借款	**–**	3
	2	4
(b) 其他項目		
攤銷	**26**	22
折舊	**1**	1
利息收益	**(11)**	(42)

八 所得税

	截至十二月三十一日止六個月	
	二零零八年	二零零七年
	港幣百萬元	港幣百萬元
持續營運業務		
本期税項 — 香港利得税	**–**	1
本期税項 — 以往年度撥備多計	**(3)**	–
本期税項 — 中國內地	**25**	16
遞延税項 — 源自及撥回暫時性差異	**(3)**	(2)
	19	15

簡明中期財務報表(未經審核)附註

八 所得稅(續)

由於本期內沒有應課稅香港利得稅之盈利，所以並沒有計提香港利得稅準備(二零零七年：香港利得稅準備乃按估計應課稅盈利之17.5%計算)。

香港以外附屬公司稅項乃按有關境外司法管轄區適用稅率計算。本集團於中國內地經營之若干附屬公司於本期內享有若干稅務優惠。

於二零零七年三月十六日，中華人民共和國全國人民代表大會通過了《中華人民共和國企業所得稅法》。據此，從二零零八年一月一日起五年內，本集團主要所得稅率逐步提升至較高之25%稅率。截至二零零八年十二月三十一日止六個月期間適用的主要所得稅率為18%。

此外，自二零零八年一月一日以後，於外資企業賺取的盈利中進行的股息分派須按5%或10%的稅率繳納預提所得稅。截至二零零八年十二月三十一日止六個月期間適用的預提所得稅率為5%。

九 股息

(a) 屬於本期應付予本公司股東之股息

	截至十二月三十一日止六個月	
	二零零八年	二零零七年
	港幣百萬元	港幣百萬元
本期核准及支付發放款每股港幣零元 (二零零七年：每股港幣15.2838元)	–	46,575
於中期結算後宣派之中期股息每股港幣二仙 (二零零七年：每股港幣二仙)	**61**	61
	61	46,636

根據二零零七年十二月七日舉行之股東特別大會上通過之普通決議案，緊接完成出售持有本集團於香港中華煤氣權益之兩間全資附屬公司(「交易」)(詳情列於附註四內)，本公司按每股已發行股份派發港幣15.2838元或總金額港幣46,575,000,000元。以本公司每股已發行股份計，上述之派發包括(i)以實物分派形式派發股份權益票據，賦予可獲分配0.209股恒基地產股份連同所有權利；及(ii)現金派發每股港幣1.03元(金額為港幣3,139,000,000元)。此項派發已於二零零七年十二月十七日從交易收益中支付。此外，於二零零八年一月十七日削減股份溢價賬後，已於二零零八年一月二十五日從交易收益中支付進一步派發按本公司每股已發行股份港幣1.21元或總值港幣3,687,000,000元之現金。

於中期結算後宣派之中期股息尚未於二零零八年十二月三十一日確認為負債。

簡明中期財務報表(未經審核)附註

九　股息(續)

(b)　屬於上一財政年度，並於本期核准及支付予本公司股東之股息

	截至十二月三十一日止六個月	
	二零零八年	二零零七年
	港幣百萬元	港幣百萬元
屬於上一財政年度，並於本期核准及支付末期股息 每股港幣二仙(二零零七年：每股港幣一角五仙)	**61**	457

十　每股盈利 — 基本及攤薄

(a)　由持續營運業務

每股基本及攤薄盈利乃按本公司股東應佔盈利港幣61,000,000元(二零零七年(重列)：港幣67,000,000元)，並按期內已發行普通股之加權平均數3,047,327,395股(二零零七年：3,047,327,395股)計算。

(b)　由已終止營運業務

截至二零零七年十二月三十一日止六個月每股基本及攤薄盈利乃按本公司股東應佔盈利港幣35,265,000,000元，並按期內已發行普通股之加權平均數3,047,327,395股計算。

簡明中期財務報表(未經審核)附註

十一 物業、廠房及設備

	收費橋樑 港幣百萬元	裝修、設備、傢俱、裝置及車輛 港幣百萬元	總值 港幣百萬元
成本值			
於二零零七年七月一日			
前期呈報	792	47	839
採納香港(國際財務報告詮釋委員會)—詮釋第12號	(792)	–	(792)
重列	–	47	47
匯兑調整	–	2	2
添置	–	1	1
出售	–	(26)	(26)
撇除	–	(7)	(7)
於二零零八年六月三十日(重列)	–	17	17
於二零零八年七月一日			
前期呈報	861	17	878
採納香港(國際財務報告詮釋委員會)—詮釋第12號	(861)	–	(861)
於二零零八年七月一日(重列)及於二零零八年十二月三十一日	–	17	17

簡明中期財務報表(未經審核)附註

十一 物業、廠房及設備(續)

	收費橋樑 港幣百萬元	裝修、設備、傢俱、裝置及車輛 港幣百萬元	總值 港幣百萬元
累計折舊			
於二零零七年七月一日			
前期呈報	200	43	243
採納香港(國際財務報告詮釋委員會)— 詮釋第12號	(200)	–	(200)
重列	–	43	43
匯兑調整	–	1	1
本年度折舊	–	1	1
出售	–	(25)	(25)
撇除	–	(7)	(7)
於二零零八年六月三十日(重列)	–	13	13
於二零零八年七月一日			
前期呈報	262	13	275
採納香港(國際財務報告詮釋委員會)— 詮釋第12號	(262)	–	(262)
重列	–	13	13
本期折舊	–	1	1
於二零零八年十二月三十一日	–	14	14
賬面淨值			
於二零零八年十二月三十一日	–	3	3
於二零零八年六月三十日(重列)	–	4	4

簡明中期財務報表（未經審核）附註

十二 無形經營權

	收費橋樑經營權 港幣百萬元	收費高速公路經營權 港幣百萬元	總值 港幣百萬元
成本值			
於二零零七年七月一日			
前期呈報	–	256	256
採納香港（國際財務報告詮釋委員會）— 詮釋第12號	792	–	792
重列	792	256	1,048
匯兑調整	69	27	96
於二零零八年六月三十日（重列）	861	283	1,144
於二零零八年七月一日			
前期呈報	–	283	283
採納香港（國際財務報告詮釋委員會）— 詮釋第12號	861	–	861
重列	861	283	1,144
匯兑調整	(2)	(1)	(3)
添置	7	–	7
於二零零八年十二月三十一日	866	282	1,148

簡明中期財務報表(未經審核)附註

十二 無形經營權(續)

	收費橋樑經營權 港幣百萬元	收費高速公路經營權 港幣百萬元	總值 港幣百萬元
累計攤銷			
於二零零七年七月一日			
前期呈報	–	77	77
採納香港(國際財務報告詮釋委員會)—詮釋第12號	238	–	238
重列	238	77	315
匯兑調整	22	9	31
本年度攤銷	38	11	49
於二零零八年六月三十日(重列)	298	97	395
於二零零八年七月一日			
前期呈報	–	97	97
採納香港(國際財務報告詮釋委員會)—詮釋第12號	298	–	298
重列	298	97	395
匯兑調整	(1)	–	(1)
本期攤銷	21	5	26
於二零零八年十二月三十一日	318	102	420
賬面淨值			
於二零零八年十二月三十一日	548	180	728
於二零零八年六月三十日(重列)	563	186	749

於二零零八年六月三十日及二零零八年十二月三十一日,收費高速公路經營權已抵押以取得本集團之銀行借款。

簡明中期財務報表(未經審核)附註

十三 應收賬款及其他應收款

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
應收貿易賬款	484	539
按金、預付費用及其他應收賬款	8	9
應收代價款	37	32
	529	580

於二零零八年十二月三十一日，本集團之應收貿易賬款之賬齡分析如下：

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
未逾期或逾期一個月內	23	21
逾期一至三個月內	45	45
逾期超過三個月但少於六個月內	64	60
逾期超過六個月	352	413
	484	539

於二零零八年十二月三十一日，應收賬款港幣484,000,000元(二零零八年六月三十日：港幣539,000,000元)為本集團擁有60%權益的附屬公司杭州恒基錢江三橋有限公司(在中國內地杭州市經營一條收費橋樑)(「三橋合營」)之應收通行費收入，而當中包括產生自換算於二零零八年十二月三十一日之應收通行費收入人民幣426,000,000元(二零零八年六月三十日：人民幣474,000,000元)及在權益中入賬之港幣56,000,000元累計匯兑收益。有關通行費收入乃根據三橋合營與杭州市"四自"工程道路綜合收費管理處(一所位於杭州市之相關政府機構)(「杭州政府機構」)訂立之合同條款由杭州政府機構自二零零四年一月起代本集團收取。截至二零零八年十二月三十一日止六個月內，三橋合營已從杭州政府機構收回人民幣164,000,000元(相等於港幣186,000,000元)之金額。董事會已評估應收杭州政府機構通行費收入之可收回性，詳情列載於附註二十一(a)。

有關其他應收賬款及其他應收款，所給予客戶的信貸條款一般乃鑑於每一客戶之財政實力及過往還款狀況作基準。在一般情況下，本集團並無向客戶獲取抵押品。

本集團設有特定信貸政策及持續監控信貸風險，對逾期款項會採取定期審閱及跟進措施，預期不可收回之數額已計提足夠的減值虧損。

簡明中期財務報表(未經審核)附註

十四 現金及現金等價物

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
銀行定存	**753**	771
銀行存款及現金	**252**	65
綜合資產負債表及簡明綜合現金流量表之現金及現金等價物	**1,005**	836

於二零零八年十二月三十一日，現金及現金等價物中包括存於中國內地及受中國外匯條例管制總額相等於港幣249,000,000元(二零零八年六月三十日：港幣69,000,000元)之款項。

十五 應付賬款及其他應付款

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
應付貿易賬款	**30**	27
應付費用及其他應付款	**47**	45
	77	72

於二零零八年十二月三十一日，本集團之應付貿易賬款之賬齡分析如下：

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
一個月內到期或按要求還款	**–**	–
一個月後但三個月內到期	**17**	13
三個月後但六個月內到期	**11**	12
六個月後到期	**2**	2
	30	27

簡明中期財務報表(未經審核)附註

十六 應付關連公司款

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
應付同母系附屬公司款	**9**	16
應付少數股東款	**95**	126
	104	142

應付同母系附屬公司款為無抵押，計息(利息參考香港銀行同業拆息利率)及按要求償還。應付少數股東款為無抵押，免息及按要求償還。

十七 出售集團

本集團過往與寧波附屬公司(定義見下文)之少數股東奉化市交通投資公司訂立出售寧波盈輝公路發展有限公司、寧波智領公路發展有限公司和寧波唯達公路發展有限公司(統稱「寧波附屬公司」)全部權益協議，現金代價為人民幣70,000,000元(約為港幣75,000,000元)。

截至二零零七年十二月三十一日止六個月，本集團錄得寧波附屬公司之盈利為港幣5,000,000元。該項交易於截至二零零七年十二月三十一日止六個月內完成並確認約港幣21,000,000元之出售盈利淨額。

簡明中期財務報表（未經審核）附註

十八 資本及儲備

本集團

	本公司股東應佔權益						少數股東權益	權益總額
	股本	股份溢價	資本儲備	匯兌儲備	保留盈利（重列）	合計（重列）		（重列）
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
於二零零七年七月一日								
前期呈報	609	4,216	13	62	12,062	16,962	565	17,527
採納香港（國際財務報告詮釋委員會）— 詮釋第12號	–	–	–	–	(38)	(38)	–	(38)
重列	609	4,216	13	62	12,024	16,924	565	17,489
批准屬於上財政年度之末期股息（附註九(b)）	–	–	–	–	(457)	(457)	–	(457)
換算香港以外附屬公司財務報表之匯兌差額	–	–	–	30	–	30	19	49
匯兌儲備於出售附屬公司時變現	–	–	–	(8)	–	(8)	(6)	(14)
本期盈利	–	–	–	–	35,332	35,332	48	35,380
本期間已核准及支付之派發（附註九(a)）	–	–	–	–	(46,575)	(46,575)	–	(46,575)
已付少數股東股息	–	–	–	–	–	–	(3)	(3)
增加附屬公司權益	–	–	–	–	–	–	(148)	(148)
出售附屬公司	–	–	–	–	–	–	(108)	(108)
於二零零七年十二月三十一日	609	4,216	13	84	324	5,246	367	5,613
換算香港以外附屬公司財務報表之匯兌差額	–	–	–	36	–	36	22	58
削減股份溢價	–	(4,216)	–	–	4,216	–	–	–
本期盈利	–	–	–	–	60	60	38	98
本期間已宣派之股息（附註九(a)）								
－中期股息	–	–	–	–	(61)	(61)	–	(61)
－派發	–	–	–	–	(3,687)	(3,687)	–	(3,687)
已付少數股東股息	–	–	–	–	–	–	(13)	(13)
於二零零八年六月三十日	609	–	13	120	852	1,594	414	2,008

簡明中期財務報表(未經審核)附註

十八 資本及儲備(續)

本集團(續)

	本公司股東應佔權益							
	股本 港幣百萬元	股份溢價 港幣百萬元	資本儲備 港幣百萬元	匯兑儲備 港幣百萬元	保留盈利 港幣百萬元	合計 港幣百萬元	少數股東權益 港幣百萬元	權益總額 港幣百萬元
於二零零八年七月一日								
前期呈報	609	–	13	120	888	1,630	414	2,044
採納香港(國際財務報告詮釋委員會)—詮釋第12號	–	–	–	–	(36)	(36)	–	(36)
重列	609	–	13	120	852	1,594	414	2,008
批准屬於上財政年度之末期股息(附註九(b))	–	–	–	–	(61)	(61)	–	(61)
換算香港以外附屬公司財務報表之匯兑差額	–	–	–	(3)	–	(3)	(1)	(4)
本期盈利	–	–	–	–	61	61	41	102
已付少數股東股息	–	–	–	–	–	–	(13)	(13)
於二零零八年十二月三十一日	**609**	**–**	**13**	**117**	**852**	**1,591**	**441**	**2,032**

十九 資本承擔

於二零零八年十二月三十一日，本集團沒有並未於本簡明中期財務報表內計提之任何資本承擔項目(二零零八年六月三十日：無)。

二十 重大關連人士交易

除已披露於本簡明中期財務報表其他地方內之交易外，本集團於本期內曾達成下列之重大關連人士交易：

(a) 與一間同母系附屬公司之交易

	截至十二月三十一日止六個月	
	二零零八年 港幣百萬元	二零零七年 港幣百萬元
持續營運業務		
利息支出	–	3

簡明中期財務報表(未經審核)附註

二十 重大關連人士交易(續)

(b) 主要管理層成員之酬金

除若干董事及主要管理層成員從本公司之中介控股公司收取其於本集團之服務酬金外，本公司其他董事及主要管理層成員並沒有收取任何酬金。基於董事之意見，將酬金按各董事服務分配予本公司之中介控股公司及本公司之各附屬公司之方法實際上並不可行，因此酬金未作分配。

廿一 非調整之結算日後事項

(a) 於二零零九年一月九日，本公司公佈董事會接獲通知，三橋合營之合作夥伴已決定終止與本公司就向其出售本公司持有三橋合營全部60%權益之商討。在該商討終止後，本公司將指令三橋合營追收被拖欠之通行費(詳情列載於附註十三)。

本公司接獲中國內地之法律意見，依照三橋合營與杭州政府機構於二零零四年二月五日訂立之合同條款由杭州政府機構代三橋合營收取通行費收入，若三橋合營向杭州政府機構進行訴訟，三橋合營有非常高之勝算。鑒於杭州政府機構為一所政府機構，董事會相信通行費收入將可全部收回，因此現時無需就該筆應收通行費收入作減值虧損確認。如附註十三所述，截至二零零八年十二月三十一日止六個月內，三橋合營已從杭州政府機構收回人民幣164,000,000元(相等於港幣186,000,000元)之金額，及於二零零八年十二月三十一日之應收通行費收入為人民幣426,000,000元(相等於港幣484,000,000元)。

在本期間後，於二零零九年二月十六日，三橋合營已從杭州政府機構進一步收回人民幣250,000,000元(相等於港幣284,000,000元)之金額。

(b) 於二零零九年三月十二日，本公司公佈本公司佔70%權益之一間附屬公司香港鏗鏘有限公司(「鏗鏘」)與馬鞍山市過境公路建設開發有限公司(「馬鞍山公路合營夥伴」，為一所國有企業並持有馬鞍山環通公路發展有限公司(「馬鞍山公路合營」，此乃營運馬鞍山環通公路之合營企業)之30%權益)於二零零九年三月十二日達成協議，有關出售鏗鏘於馬鞍山公路合營之全部70%權益予馬鞍山公路合營夥伴，代價為人民幣122,000,000元(相等於港幣138,000,000元)。

基於協議之條款，董事會已評估在協議下之交易完成後，預期會產生股東應佔除稅後之出售淨盈利。

(c) 董事會於結算日後宣派中期股息。有關詳情列載於附註九(a)。

財務回顧

以下討論應與本公司截至二零零八年十二月三十一日止六個月未經審核簡明中期財務報表一併參閱。

重大收購及出售

截至二零零八年十二月三十一日止六個月內，本集團並未有達成任何重大資產或經營業務的收購或出售。

經營業績

本集團之營運業務為於中國內地從事基建業務，包括經營一條位於杭州之收費大橋之經營權及一條位於安徽省馬鞍山之收費高速公路之經營權。截至二零零八年十二月三十一日止六個月內，營業額為港幣156,000,000元（二零零七年：港幣129,000,000元），較上一財政年度同期增加港幣27,000,000元或21%。主要原因是期內(i)杭州收費大橋之交通流量較上一財政年度同期有所增加；及(ii)人民幣兑港幣的匯價較上一財政年度同期有所升值。

截至二零零八年十二月三十一日止六個月內，股東應佔盈利為港幣61,000,000元（二零零七年（重列）：港幣35,332,000,000元），較上一財政年度同期減少港幣35,271,000,000元。此乃由於截至二零零七年十二月三十一日止六個月的股東應佔盈利（重列）港幣35,332,000,000元包含了港幣35,265,000,000元來自已終止營運業務之股東應佔盈利，當中包括：(i)本集團應佔香港中華煤氣有限公司（「香港中華煤氣」）截至二零零七年十二月三十一日止六個月之除税後盈利港幣1,484,000,000元；及(ii)出售所持香港中華煤氣全部權益（「交易」，其並已於二零零七年十二月十七日完成）所獲盈利港幣33,781,000,000元。

撇除上述截至二零零七年十二月三十一日止六個月之已終止營運業務的影響，本集團截至二零零七年十二月三十一日止六個月之股東應佔盈利為港幣67,000,000元。本集團截至二零零八年十二月三十一日止六個月之股東應佔盈利為港幣61,000,000元，較上一財政年度同期減少港幣6,000,000元或9%。主要原因是儘管於期內本集團來自基建業務之盈利貢獻有所增加，但由於本集團於二零零八年一月從交易的收益中向股東分派港幣3,687,000,000元（或每股港幣1.21元）現金後，令本集團在期內保持之平均現金結餘較上一財政年度同期下降，從而使本集團於本期內所賺取的銀行利息收入減少。

財務資源、資金流動性及債務償還期

於二零零八年十二月三十一日，本集團銀行借貸總額為港幣41,000,000元（二零零八年六月三十日：港幣40,000,000元）。本集團之現金及銀行結餘、銀行借貸償還期及借貸比率如下：

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
現金及銀行結餘	**1,005**	836
減：須於以下期限償還之銀行借貸		
一一年內	**18**	11
一一年後及二年內	**11**	18
一二年後及五年內	**12**	11
銀行借貸總額	**41**	40
現金及銀行結餘淨額	**964**	796
借貸比率	**零**	零

截至二零零八年十二月三十一日止六個月之融資成本為港幣2,000,000元（二零零七年：港幣4,000,000元），對本集團之營運無足輕重。

基於本集團於二零零八年十二月三十一日擁有現金及銀行結餘淨額達港幣964,000,000元，本集團具備充裕之財務資源應付日常營運及未來擴展之資金需求。

庫務及財務管理

本集團之融資及庫務活動乃由公司層面集中執管。本集團之銀行借貸按浮動利率計息，以人民幣計值為中國內地之基建業務提供資金。於本期內，本集團概無為投機或對沖目的訂立任何衍生金融工具。本集團密切監察其利率風險及匯率風險（後者來自其於中國內地基建業務之投資並以人民幣計值且並無作出對沖），並將於有需要時考慮對沖該等風險。

除上述者外，於二零零八年六月三十日及二零零八年十二月三十一日，本集團概無任何重大之利率或匯率風險。

資產抵押

於二零零八年六月三十日及二零零八年十二月三十一日，除銀行授予本公司一間於中國內地從事基建項目之附屬公司之若干項目融資貸款乃以本集團收費高速公路之經營權作抵押外，本集團概無抵押資產予任何第三方。於二零零八年十二月三十一日，本集團抵押銀行貸款結餘額為港幣41,000,000元（二零零八年六月三十日：港幣40,000,000元）。

資本承擔

於二零零八年六月三十日及二零零八年十二月三十一日，本集團概無任何資本承擔。

或然負債

於二零零八年六月三十日及二零零八年十二月三十一日，本集團概無任何或然負債。

僱員及薪酬政策

於二零零八年十二月三十一日，本集團約有200名(二零零八年六月三十日：215名)全職僱員。僱員之薪酬與市場及同業水平相若。年終花紅視乎員工之個別表現酌情發放。其他僱員福利包括醫療保險、退休計劃、培訓課程及教育津貼。

截至二零零八年十二月三十一日止六個月內，員工成本總額為港幣6,000,000元(二零零七年：港幣7,000,000元)。

其他資料

中期業績之審閱

截至二零零八年十二月三十一日止六個月之未經審核中期業績已由本公司之核數師羅兵咸永道會計師事務所按照香港會計師公會頒佈之香港審閱準則第2410號 —「由實體的獨立核數師執行中期財務資料審閱」進行審閱，而其審閱報告載列於第三十六頁。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內概無購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會於本年三月舉行會議，審閱內部監控系統及截至二零零八年十二月三十一日止六個月之中期業績報告。

企業管治常規守則

截至二零零八年十二月三十一日止六個月內，除本公司並無根據企業管治常規守則第A.2.1條就本公司主席及行政總裁之角色作出區分外，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之企業管治常規守則。本公司認為李兆基博士具有豐富之營商經驗，最宜繼續出任本公司主席及董事總經理之職位，此乃符合本公司之最佳利益。

董事進行證券交易之守則

本公司已採納上市規則標準守則為本公司董事進行證券交易之守則(「該守則」)。本公司在提出具體徵詢之後，確認所有董事均已完全遵守該守則列示所要求的標準。

更改財政年度年結日

本公司通過將財政年度年結日由六月三十日更改為十二月三十一日，致使本公司之本財政期將涵蓋二零零八年七月一日至二零零九年十二月三十一日之十八個月。在此情況下，本公司於取得公司註冊處處長之指引後，將不會在二零零九年編製一份僅為符合香港公司條例有關條文規定之較上述財政期為短的經審核財務報表。由於更改財政年度年結日，因此本公司將：

— 於二零零九年九月三十日或之前，公佈及刊發截至二零零九年六月三十日止十二個月期間之第二份未經審核之中期業績，並寄送有關之第二份中期報告；

— 於二零一零年四月三十日或之前，公佈及刊發截至二零零九年十二月三十一日止十八個月期間之經審核年度業績，並寄送有關之年報；及

— 於二零一零年六月三十日前舉行二零一零年週年股東大會，以批准通過涵蓋二零零八年七月一日至二零零九年十二月三十一日期間之經審核財務報表。

更改財政年度年結日之理由載列如下。

由於本公司為恒基兆業地產有限公司（「恒基地產」）持有67.94%之附屬公司，故本公司之業績需於恒基地產之綜合賬目內綜合入賬。鑒於恒基地產將財政年度年結日由六月三十日更改為十二月三十一日，本公司須更改其財政年度年結日以使其與恒基地產所採納之財政年度年結日一致，有助編製恒基地產之綜合賬目。

此外，本公司亦透過多間於內地成立之附屬公司在內地投資基建項目，而該等附屬公司之財政年度年結日根據內地法例須定為十二月三十一日。更改財政年度年結日可使本公司與該等附屬公司之財政年度年結日一致。

本公司認為更改財政年度年結日對本公司或其附屬公司將不會有任何重大影響，亦無本公司股東在該方面需要知悉的任何重大事項。

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香港，二零零九年三月十九日

於本報告日期，董事局成員包括：(1) 執行董事：李兆基（主席）、李家傑、林高演、李家誠、李達民、孫國林、李鏡禹、劉壬泉、李寧、郭炳濠、黃浩明及薛伯榮；(2) 非執行董事：胡寶星、阮北耀、梁希文及胡家驃（胡寶星之替代董事）；以及(3) 獨立非執行董事：鄺志強、高秉強及胡經昌。

披露權益資料

董事於股份之權益

於二零零八年十二月三十一日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股(除文義另有所指外)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業發展有限公司	李兆基	1	34,779,936		2,076,089,007		2,110,868,943	69.27
	李家傑	1				2,076,089,007	2,076,089,007	68.13
	李家誠	1				2,076,089,007	2,076,089,007	68.13
	李　寧	1		2,076,089,007			2,076,089,007	68.13
	李達民	2	6,666				6,666	0.00
	李鏡禹	3	1,001,739				1,001,739	0.03
恒基兆業地產有限公司	李兆基	4	7,269,006		1,139,381,866		1,146,650,872	53.41
	李家傑	4				1,139,381,866	1,139,381,866	53.07
	李家誠	4				1,139,381,866	1,139,381,866	53.07
	李　寧	4		1,139,381,866			1,139,381,866	53.07
	李達民	5	111,393				111,393	0.01
	李鏡禹	6	252,263		19,800		272,063	0.01
	胡家驃	7		2,000			2,000	0.00

普通股（除文義另有所指外）（續）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業有限公司	李兆基	8			8,190（普通股A股）		8,190（普通股A股）	100.00
	李兆基	9			3,510（無投票權B股）		3,510（無投票權B股）	100.00
	李兆基	10	35,000,000（無投票權遞延股份）		15,000,000（無投票權遞延股份）		50,000,000（無投票權遞延股份）	100.00
	李家傑	8				8,190（普通股A股）	8,190（普通股A股）	100.00
	李家傑	9				3,510（無投票權B股）	3,510（無投票權B股）	100.00
	李家傑	10				15,000,000（無投票權遞延股份）	15,000,000（無投票權遞延股份）	30.00
	李家誠	8				8,190（普通股A股）	8,190（普通股A股）	100.00
	李家誠	9				3,510（無投票權B股）	3,510（無投票權B股）	100.00
	李家誠	10				15,000,000（無投票權遞延股份）	15,000,000（無投票權遞延股份）	30.00
	李 寧	8		8,190（普通股A股）			8,190（普通股A股）	100.00
	李 寧	9		3,510（無投票權B股）			3,510（無投票權B股）	100.00
	李 寧	10		15,000,000（無投票權遞延股份）			15,000,000（無投票權遞延股份）	30.00

普通股（除文義另有所指外）（續）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
精威置業有限公司	梁希文	11			5,000		5,000	4.49
	胡寶星	12			3,250		3,250	2.92
興輝置業有限公司	李家傑	13			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	14			100		100	100.00
	李家傑	14				100	100	100.00
	李家誠	14				100	100	100.00
	李　寧	14		100			100	100.00
Pettystar Investment Limited	李兆基	15			3,240		3,240	80.00
	李家傑	15				3,240	3,240	80.00
	李家誠	15				3,240	3,240	80.00
	李　寧	15		3,240			3,240	80.00

除上述披露外，本公司之董事或行政總裁或其聯繫人並無於本公司或其聯繫公司（定義見證券及期貨條例）的股份、相關股份及債券中擁有權益或淡倉。

購買股份或債券之安排

本公司或本公司之任何控股公司、附屬公司或同系附屬公司於二零零八年十二月三十一日止六個月內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零八年十二月三十一日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下：

	股份權益總數	百份比權益
主要股東：		
好倉		
Rimmer (Cayman) Limited（附註1）	2,076,089,007	68.13
Riddick (Cayman) Limited（附註1）	2,076,089,007	68.13
Hopkins (Cayman) Limited（附註1）	2,076,089,007	68.13
恒基兆業有限公司（附註1）	2,070,473,859	67.94
恒基兆業地產有限公司（附註1）	2,070,473,859	67.94
Kingslee S.A.（附註1）	2,070,473,859	67.94
賓勝置業有限公司（附註1）	802,854,200	26.35
敏勝置業有限公司（附註1）	602,398,418	19.77
踞威置業有限公司（附註1）	363,328,900	11.92
主要股東以外之人士：		
好倉		
Gainwise Investment Limited（附註1）	217,250,000	7.13
UBS AG（附註16）	156,917,066	5.15
淡倉		
UBS AG（附註17）	146,442,156	4.81

附註：

1. 該等股份中，李兆基博士實益擁有34,779,936股，而其餘之2,076,089,007股股份中，(i)恒基兆業地產有限公司（「恒地」）全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,398,418股、363,328,900股、217,250,000股及84,642,341股，而恒基兆業有限公司（「恒兆」）持有恒地53.01%；及(ii) 5,615,148股由富生有限公司（「富生」）擁有。Hopkins (Cayman) Limited（「Hopkins」）作為一單位信託（「單位信託」）之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

2. 該等股份由李達民先生實益擁有。

3. 該等股份由李鏡禹先生實益擁有。

4. 該等股份中，李兆基博士實益擁有7,269,006股，而其餘之1,139,381,866股股份中，(i) 570,743,800股由恒兆擁有；(ii) 7,962,100股由恒兆之全資附屬先樂置業有限公司擁有；(iii) 145,090,000股由Cameron Enterprise Inc. 擁有；237,315,300股由South Base Limited全資擁有之Believegood Limited擁有；61,302,000股由Jayasia Investments Limited全資擁有之Prosglass Investment Limited擁有；55,000,000股由Mei Yu Ltd.全資擁有之Fancy Eye Limited擁有；55,000,000股由World Crest Ltd.全資擁有之Spreadral Limited擁有；及Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd.及World Crest Ltd.均為Yamina Investment Limited之全資附屬公司，而Yamina Investment Limited為恒兆全資擁有；(iv) 5,602,600股由香港中華煤氣有限公司（「煤氣」）之全資附屬Superfun Enterprises Limited擁有，恒地持有煤氣39.06%，而恒兆則持有恒地53.01%；及 (v) 1,366,066股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒兆及富生（列載於附註1）、煤氣及恒地的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

5. 該等股份由李達民先生實益擁有。

6. 該等股份中，李鏡禹先生實益擁有252,263股，而其餘之19,800股由李鏡禹先生及其妻子各擁有50%之銀禧建業有限公司擁有。

7. 該等股份由胡家驃先生之妻子擁有。

8. Hopkins作為單位信託之受託人持有該等股份。

9. Hopkins作為單位信託之受託人持有該等股份。

10. 該等股份中，李兆基博士實益擁有35,000,000股，而富生擁有其餘之15,000,000股。

11. 該等股份由梁希文先生全資擁有之Gilbert Investment Inc. 擁有。

12. 該等股份由胡寶星爵士及其妻子各擁有50%之Fong Fun Investment Inc.之全資附屬Coningham Investment Inc.擁有。

13. 該等股份中，(i) 4,000股由李家傑先生全資擁有之Applecross Limited擁有；及 (ii) 6,000股由恒地間接全資擁有公司恒基中國集團有限公司全資擁有之Andcoe Limited之全資附屬恒基（中國）投資有限公司擁有。

14. 該等股份中，(i) 80股由恒地全資附屬達榮發展有限公司擁有；(ii) 10股由恒兆全資附屬恒基財務有限公司擁有；及 (iii) Perfect Bright Properties Inc.及Furnline Limited各自擁有5股，Jetwin International Limited為Perfect Bright Properties Inc.及Furnline Limited各自之A股（「A股」）之唯一持有人，而A股佔有Perfect Bright Properties Inc.及Furnline Limited於喜田地產有限公司之所有權益及承擔所有責任。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

15. 該等股份中，(i) 3,038股由恒地擁有；及 (ii) 202股由Perfect Bright Properties Inc.及Furnline Limited各持50%之福佳投資有限公司擁有，Jetwin International Limited為Perfect Bright Properties Inc.及Furnline Limited各自之A股（「A股」）之唯一持有人，而A股佔有Perfect Bright Properties Inc.及Furnline Limited於福佳投資有限公司之所有權益及承擔所有責任。

16. 該等股份中，UBS AG持有154,717,066股之實益權益、2,000,000股之保證權益及200,000股之公司權益，其中146,442,156股之權益來自實物結算衍生工具。

17. UBS AG持有該等股份之實益權益來自實物結算衍生工具。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

中期財務報表的審閱報告
致恒基兆業發展有限公司董事會
(於香港註冊成立的有限公司)

引言

本核數師(以下簡稱「我們」)已審閱列載於第四至二十五頁的中期財務報表,此中期財務報表包括恒基兆業發展有限公司(「貴公司」)於二零零八年十二月三十一日的簡明綜合資產負債表與截至該日止六個月期間的相關簡明綜合損益計算表、綜合權益變動表和現金流量表,以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司主板證券上市規則規定,就中期財務報表編製的報告必須符合以上規則的有關條文以及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」。 貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及列報該等中期財務報表。我們的責任是根據我們的審閱對該等中期財務報表作出結論,並按照委聘之條款僅向整體董事會報告,除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務報表包括主要向負責財務和會計事務的人員作出查詢,及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小,故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此,我們不會發表審核意見。

結論

按照我們的審閱,我們並無發現任何事項,令我們相信中期財務報表在各重大方面未有根據香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師
香港,二零零九年三月十九日

This Interim Report is printed on environmentally friendly paper
本中期報告以環保紙張印刷

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED